Exhibit 99.5

23 January 2013
Re: LETTER OF INTENT FOR IVTI-ECCO2 TECH MERGER Et ACQUISITION

Attention: Intervisual Technology, Inc..

Dear Ms. Dana Williams,

This letter sets forth the mutual intent from UNITED WORLD SAVINGS LIMITED, a company held in the Republic of Seychelles ("INVESTOR"), RVPLUS, INC., a publicly held Delaware Corporation that is the holding company for ECCO2 Tech, and ECC:02 Corp, a not-for-profit Texas Corporation ("LICENSEE"), [collectively referred to as ["PARTNERS"] and Intervisual Technology Inc., a Florida Corporation ("WTI") regarding proposed agreements between INVESTOR, LICENSEE and IVTI concerning the following:

(la) licensing rights to all intellectual properties possessed by IVTI for a duration of twenty (20) years from the affective date of Licensing and Partnership Agreement and

(1b) a Share Purchase Agreement by and between PARTNERS and IVTI for twenty (20) percent of common and preferred stock of IVTI for a total amount of $1,300,000.00 (USD) paid to IVTI by Trust or Escrow through cash or cash equivalent at strike price for affective date of Share Purchase Agreement;

all of which to be collectively used in a joint venture, partnership, merger, and acquisition of private equity shares from IVTI ("BUSINESS").

(1c) "BUSINESS" hereafter shall be defined as operations, assets, and intellectual property associated to it:; affiliated partners and joint ventures held by IVTI.

IVTI is a nationally accredited private school based in the U.S. founded in 2008, engaging in educational services by physical and virtual classes for grades 6 - 12 level, which offer cost effective solutions to students and school districts globally.

(1d) This letter follows a preliminary discussion between representatives of IVTI and PARTNERS on the 18th day of January 2013, during which it was concluded that further negotiations concerning the proposed agreements would be appropriate. These negotiations are expected to entail regular and extensive written and oral communication between representatives of both parties, including the exchange of certain proprietary business, legal, financial, and technical information. Accordingly, this letter sets forth certain subject(s) required to be addressed in the course of negotiations, certain procedural steps intended to facilitate the negotiation:;, and certain restrictions that will apply to materials exchanged as part of the negotiations.

The parties agree that Paragraphs 1 a, 1 b, 1 c, ld hereof and this paragraph (each of which shall be legally binding and survive any discontinuance of negotiations or termination of this letter), this letter reflects only a statement of intent to conduct further negotiations and does not constitute a binding agreement in any respect. Such a binding agreement will arise only when all material terms have been set forth in a definitive written agreement, or sets of agreements, executed and delivered by PRINCIPAL CONTACTS FOR INVESTOR, LICENSEE and IVTI, as of which all parities (hereinafter referred to as a "Final Agreement"). All agreement drafts, "term sheets," memoranda, and other communications respecting the proposed arrangements prepared or exchanged in the course of negotiations, even if signed by one or both Principal Contacts (as defined in Paragraph 1), shall be :onsidered only preliminary and shall have no legal effect unless subsequently incorporated into a Final Agreements. The parties covenant never to contend to the contrary.

(Continued on page 3 of this documentation)

1. Designation of Negotiators. The parties agree that the following persons (hereinafter referred to as the 'Principal Contacts") shall represent them in the negotiations:

For IVTI:

Contact Name: Dana Williams
Contact Address: 7777 Davie Road Extension Suite 300B
Hollywood, FL 33024
President for Intervisual Technology, nc. Contact Phone: (877) 327-5707

FOR LICENSEE:

Contact Name: Cary Lee Peterson
Contact Address: 2500/2500 Plaza 5, Harborside Financial Center Jersey City, NJ 07731
CEO for RVPLUS, Inc.
Contact Phone: (201) 815-2220

FOR INVESTOR:

Contact Name: Cary Lee Peterson
Contact Address: 848 N. Rainbow Blvd., Suite 3419 Las Vegas, NV 89107
Director for United World Savings, Ltd.
Contact Phone: (917) 460-7090

If any party decides at any time to replace the person serving as its Principal Contact, such party may do so by written notice to the other party. Each party will endeavor, during the term of thi!, letter, to cause the person serving as its Principal Contact to be aware of all communications between the parties regarding the subject matter of the proposed agreement.

2. Conduct of Negotiations. The target date for execution of a Final Agreement for BUSINESS is on the 8th day of MARCH 2013. The Principal Contacts will confer regularly, schedule necessary negotiation meetings, and coordinate all exchanges of proposals, drafts, and ol.her information. The preliminary schedule of negotiations is set forth and captioned "Timetable" (affective five business days from acceptance of the proposal letter). Each Principal Contact may be accompanied at the negotiation meetings by a reasonable number of such other employees and by agents and advisers (e.g., attorneys, accountants, and technical consultants), as such Principal Contact shall determine to be appropriate.

Executives of both parties will hold status meetings at least once every five days to review the progress of project development for BUSINESS.

The parties acknowledge that the Final Agreement will fully address the following issues:

A.   The definition of any terms and documentation to be contributed or created ("developed works"), including preparation of appropriate specifications

B.   The ownership and respective rights of the parties in the developed works, and the respective rights and Dbligations of the parties with respect to any pre-existing programming or documentation to be contributed or obtained by either party

C.   The respective rights of the parties to use the developed works, including any rights to license or sublicense others and any rights to prepare derivative works

D.   IVTI shall receive payment of $1,300,000.00 USD from PARTNERS for BUSINESS within 20 business days from affective date of Final Agreement.

E.   Responsibilities for further development relating to the developed works, including modifications and enhancements shall be sent in written notice within 30 days from affective clate of change

F.   Further terms and conditions respecting confidentiality

3. Costs and Expenses of Negotiation. Each party shall bear its own costs and expenses with regard to all negotiations and activities relating to the subject of this letter.

4. Exchange and Protection of Informz tion. All materials exchanged or created in the course of negotiations (hereinafter referred to as "Proposal Materials") and identity, and shall bear the Leger d "Proposal Materials" and the date of delivery to the recipient. The recipielt and its affiliates, agents, and employees, may use all business and :echnical information disclosed hereunder, including ideas and concepts embodied therein, for any purpose, including use in the development, manufacture, marketing or maintenance of products and services, subject only to: (1) an obligation, for a period of one (1) year from the date of receipt thereof, to refrain from revealing any properly marked Proposal Materials to anyone (other than such of the recipient's employees or agents as are engaged iii the negotiations, or any reviews and evaluations related to the negotiatior s), by using the same care and discretion that the recipient employs to protect such of its own documents that it does not wish to be published, disseminated, or disclosed, and (2) the originating party's trademark, rights, copyrights, and patent rights, if any.

The recipient may make a reasonable number of copies of all Proposal Materials. Such copies shall be marked in the same manner as the originals.

At the termination of this letter, if the parties have executed no Final Agreement, each party will return or destroy all properly marked Proposal Materials, including all copies thereof, except for one copy of each such item, which may be retained if sealed in an archive file.

During the term of this letter, the parties agree to use reasonable efforts (1) to avoid public disclosure of either the fact or the substance of their negotiations and (2) to limit all internal communications of information concerning the subject of the negotiations to those employees and agent to whom such information must be disclosed in order for the negotiations to be properly conducted. No press release or public announcement shall be made concerning these negotiations without the prior approval of both parties, except as otherwise required by law.

The provisions of this Paragraph 4 constitute the sole agreement of the parties concerning the Proposal Materials and any information exchanged or disclosed in connection with the negotiations, notwithstanding any proprietary legends or restrictions contained in the Proposal Materials, or any nondisclosure notices, policy statements, or visitor entry acknowledgments.

If the negotiations result in a Final Agreement, the Final Agreement may contain further terms and conditions respecting confidentiality.

5. No Concurrent Negotiations. Until the negotiations envisioned by this letter are abandoned by any party and will not directly or indirectly undertake negotiations or enter into arrangements with any other entity engaged BUSINESS with respect to the development or marketing, consulting, legal, and documentation that are the same as, or functionally equivalent to, the subject to these negotiations.

6. Limitation of Liability. Neither party shall make a claim against, or be liable to, the other party or its affiliates or agents for any damages, including, without limitation, lost profits or injury to business reputation, resulting from the continuation or abandonment of negotiations and the consequences thereof. With respect to the obligations contained in

Paragraphs 4 and 5 hereof, neither party shall make a claim against, or be liable to, the other party or its affiliates or agents for any special, incidental, or consequential damages, including, without limitation, lost profits, based on any breach, default, or negligence of such other party, its affiliates, or agents.

7. Term; Integration of Prior Arrangements; Amendment. This letter shall be effective as of the date set forth above and shall continue until either party gives written notice of its intention to abandon further negotiations, or until superseded upon full execution of a Final Agreement.

8. This document will be abide by all regulations and laws within the State of Delaware.

This letter supersedes prior discussions and agreements of the parties relating to the subject matter hereof, including any prior confidentiality undertakings. Only a writing executed by PRINCIPAL. CONTACTS of both parties hereof may amend the terms.

If the above adequately sets forth our current intent respecting the scope of our negotiations, please so indicate by signing below and returning to us one signed copy of this letter.

Sincerely,

/s/ Cary Lee Peterson
Cary Lee Peterson,

(1) Director for U cited World Savings Limited,

(2) President for ECCO2 Corp,
and
(3) CEO-Chaiman for RVPIus, Inc.
[PARTNERS]

Agreed and Accepted by IVTI:

Signature:	/s/ Dana Williams	1/29/2013
	Dana Williams, President	DATE
Intervisual Technology, Inc.